SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material fact dated January 3, 2014.

MATERIAL FACT

Further to the information reported on 21st November 2013, Grupo Santander hereby announces the sale to Altamira Asset Management Holdings, S.L., a company participated by Apollo European Principal Finance Fund II, an affiliate of Apollo Global Management LLC (Apollo), of 85% of the share capital of Altamira Asset Management, S.L., a company engaged in the recovery of contentious stage loans in Spain and the sale or rental of foreclosed real estate assets originating from such activity.

The sale amounts to 664 million euros. The transaction generates a gross capital gain of 550 million euros (385 million euros after tax).

Boadilla del Monte (Madrid), 3rd January 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 3, 2014	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President